Part III

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. Citi-ONE has four (4) main classes of orders (each an "Order Class"): Firm Regular Session ("FRS") Orders; Conditional Orders ("COs"), which include associated Firm-up Orders; Market on Close ("MOC") Orders; and Trajectory Cross Conditional Orders ("TCCOs"), which include associated Firm-up Orders. MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.

FRS Orders are auto-executable orders. FRS Orders are prioritized for matching by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. See Part III, Item

11. Prioritization by Order Class means that FRS Orders will seek to interact with other FRS Orders before COs, to the extent they are configured to interact with COs, as described further in the next paragraph. FRS Orders do not interact with MOC Orders or TCCOs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with other COs before interacting with FRS Orders that have been configured on an order level to interact with COs ("Eligible FRS Orders"). COs will not interact with FRS Orders that have not been configured to interact with COs. Additional detail about handling of COs is included in Part III, Item 9 and Item 11. COs do not interact with MOC Orders or TCCOs.

Upon a Firm-up Request being triggered as a result of a potential match between an Eligible FRS Order and a CO, each order will be "reserved" for no longer than the period of time (500ms) that the Participant representing the CO has to respond to a Firm-up Request (the "Firm-up Period"). If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order(s) on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request with the initial CO, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. Such higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. As further described in Part III, Item 9, the unmatched quantity of a Firm-up Order will be cancelled and the unmatched quantity of an Eligible FRS Order will remain on the order book.

MOC Orders are orders designated to participate in the MOCS on Citi-ONE. Citi-ONE only accepts MOC Orders from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. MOC Orders are prioritized by CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size | Time. MOC Orders do not interact with FRS Orders, COs, or TCCOs. MOC Orders will only match with other MOC Orders at one second after the MOC Cut-off Time as defined in Part III, Item 4, and any unmatched MOC Orders will be cancelled back. MOC Orders matched on Citi-ONE subsequently will be priced as determined by the primary listing exchange for the NMS Stock. Additional detail about handling of MOC Orders is included in Part III, Item 11 and Item 17.

TCCOs are messages indicating trading interest to participate in the Trajectory Cross Session on Citi-ONE and are not subject to auto-execution. The Trajectory Cross Session facilitates crossing of TCCOs at a volume-weighted average price (VWAP), as determined by reference to "qualified" executions reported on the Securities Information Processors (SIPs), over a specific duration. "Qualified" executions are round lot and mixed lot executions except those described in

Part III, Item 23. TCCOs are prioritized by Broker | Match Marketability (a combination of price and quantity, as described further in Part III, Item 11) | CGMI Capacity | Time. TCCOs do not interact with FRS Orders, COs, or MOC Orders. In the event of a potential match of a TCCO with a contra-side TCCO, Firm-up Requests will be sent to both contra-parties in the potential match (e.g., CGMI on behalf of the relevant Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate), requesting that they send Firm-up Orders. Additional detail about handling of TCCOs, including their associated Firm-up Orders, is included in Part III, Item 9 and Item 11.

The symbol, participant, capacity, side, order class, and peg condition attributes of an existing order in Citi-ONE cannot be updated. For TCCOs, the "block" vs. "slice" instruction (defined in Part III, Item 9) also cannot be modified. Only one time in force ("TIF") (DAY) and one price condition (limit) are permissible for TCCOs so those fields also cannot be changed either through modification or cancel/replace. Updates to any of the following order attributes--to the extent applicable to the relevant order class--will generate a new timestamp (timestamp precision is discussed in Part III, Item 11), and therefore, could cause an order to lose matching priority - price (including the limit price assigned to an order with a peg condition), minimum executable quantity, TIF, an increase in quantity, a change in post-only instruction (either adding or removing the instruction), or for TCCOs, a change in minimum or maximum duration (as discussed further in Part III, Item 9).

ii. The price conditions that may be applied to FRS Orders and COs are: (i) limit or (ii) peg condition (primary, midpoint, or market peg) with a limit. An order with a peg condition must have a limit applied. TCCOs may only be limit orders. MOC Orders may only be submitted as market orders with a TIF of "at the close" and will be priced as determined by the primary listing exchange for the NMS Stock.

When an FRS Order, CO (including any associated Firm-up Order), or TCCO (including any associated Firm-up Order) is entered into Citi-ONE, the ATS will use the side and price conditions of the inbound FRS Order, CO, TCCO, or CO or TCCO Firm-up Order to derive an "Assigned Limit Price." The Assigned Limit Price is defined as the highest price for a buy order (lowest for a sell order) at which an order may be matched at or within the National Best Bid and Offer ("NBBO") after applying the price conditions selected by the Participant. An Assigned Limit Price is applied in this manner including when an order is entered into the ATS with (i) a limit price above the NBO for a buy order or below the NBB for a sell order (i.e., an aggressive limit), or (ii) a peg condition including an aggressive limit. Market conditions that can affect the Assigned Limit Price of an order are Price Collars, NBBO, and / or LULD bands. Citi-ONE adjusts the Assigned Limit Price as necessary over the life of an order. These Citi-ONE adjustments to the Assigned Limit Price of an order will not change time priority. For NMS Stocks priced under $1.00, if the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Citi-ONE will round the Assigned Limit Price to four decimal places as follows: the price of a buy order will be rounded down, and the price of a sell order will be rounded up.

Citi-ONE supports five contra-party Inclusion Levels for FRS Orders that add liquidity. Upon order entry, a Participant can denote the Inclusion Level as one of Levels 1 - 5 through a FIX tag (or a Direct Subscriber can contact CGMI to set a default Inclusion Level, as described in Part III, Item 13). This Inclusion Level affects which liquidity-taking orders liquidity-providing FRS Order may interact with, based on the Taker Levels of the liquidity-taking orders. See Part III, Item 13.

As described more fully in Part III, Item 15, aggregated information about Participant FRS Orders is provided to CGMI's algos and SOR for use solely in connection with making decisions about where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE and the price conditions and quantity of orders routed to Citi-ONE.

iii. FRS Orders with a time-in-force designation of DAY (see below) may be submitted with a "post only" instruction. FRS Orders designated as "post only" are eligible to interact with subsequent contra-side FRS Orders (including Firm-up Orders), or (if configured to be an Eligible FRS Order) COs. As Citi-ONE processes two orders for a potential match, the liquidity-providing order is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. In the event an FRS Order marked "post only" is marketable against another FRS Order that is "post only," the two opposing "post-only" orders will not match with each other. Both FRS Orders will be accepted, reside in Citi-ONE and will only match against a subsequently entered contra-side order that is not marked "post only."

The "post only" designation does not apply to COs, MOC Orders, or TCCOs. If COs, MOC Orders, or TCCOs are marked "post only," they will be rejected.

iv. Regarding order types that adjust their price as changes to the order book occur, Citi-ONE supports three types of peg conditions with respect to FRS Orders and COs (i.e., primary peg, midpoint peg, and market peg), all of which are also required to have limit prices. MOC Orders may only be submitted as market orders; TCCO orders may only be submitted as limit orders with no peg conditions.

FRS Orders and COs that include a primary peg condition will be priced to the near side of the NBBO (i.e., NBB for buy orders, NBO for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a primary peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a midpoint peg condition will be priced to the midpoint of the NBBO and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a midpoint peg condition will represent a bid price up to, or offer price down to, a

Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a market peg condition will be priced to the far side of the NBBO (i.e., NBO for buy orders, NBB for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a market peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

The price at which two FRS Orders and/or COs match will depend on the attributes of both the buy order and the sell order involved in the match (i.e., a sell order with a market peg condition may match on the bid, at the midpoint, or at the offer). FRS Orders and COs that include peg conditions in addition to the Participant's limit price will match at the price closest to the midpoint of the NBBO that is compatible with both orders (e.g., taking into consideration whether one or both orders includes a limit governing the matching price). If the Assigned Limit Price of one or both of the matching orders resides at the midpoint, or if both straddle the midpoint, the matching price will be at the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

TCCOs will be matched if they have overlapping limit prices but will be executed at a VWAP price as described further in Part III, Item 9.

Citi-ONE adjustments to the Assigned Limit Price of an FRS Order or CO will not change time priority. This includes FRS Orders or COs with peg conditions that are updated in accordance with an NBBO update. If a Participant amends the limit price of an FRS Order, CO, or TCCO, Citi-ONE will update the Assigned Limit Price as appropriate. This type of update by a Participant would affect the time stamp (and therefore potentially the priority) of the FRS Order, CO, or TCCO. In addition, although a change in the NBBO would not affect the relative priority of FRS Orders or COs that include a peg condition, an NBBO change could affect whether FRS Orders or COs that include peg conditions may become eligible for matching and the price at which those orders are matched.

v. Citi-ONE does not route orders to other Trading Centers. See Part III, Item 16.

vi. TIF INSTRUCTIONS AVAILABLE FOR FRS ORDERS

Citi-ONE supports DAY and Immediate-or-Cancel ("IOC") time-in-force designations for FRS Orders.

An FRS Order with a TIF of DAY will remain in Citi-ONE until it is cancelled, fully executed, or at market close. FRS Orders with a TIF of DAY may be modified, replaced, or cancelled by a Participant; modifications may affect priority (see above).

An FRS Order with a TIF of IOC will only attempt to match immediately with resting contra-side FRS Orders. If the IOC order cannot be partially or completely matched immediately, Citi-ONE will cancel the balance of the unmatched quantity of the IOC order. IOC orders may not be modified, replaced, or cancelled by a Participant.

TIF INSTRUCTION AVAILABLE FOR COs

Citi-ONE supports only the DAY TIF designation on COs, including Firm-up Orders. Firm-up Orders must be submitted during the Firm-up Period, which is 500 milliseconds, beginning when the Firm-up Request is sent by Citi-ONE.

TIF INSTRUCTION AVAILABLE FOR MOC ORDERS

Citi-ONE supports only the On Close TIF instruction on MOC Orders.

TIF INSTRUCTION AVAILABLE FOR TCCOs

As described further in Part III, Item 9, TCCOs and their associated Firm-up Orders must be submitted with a TIF of DAY.

vii. Any combinations of FRS Order conditions or attributes described above, with the exception of "post only" together with the "IOC" attribute, are valid (including peg conditions with a TIF of IOC). Participants can change a TIF designation on an FRS Order from DAY to IOC (which would create a new time stamp on the order). However, Participants may not change a TIF from IOC to DAY. In the event that a Participant changes a TIF designation on a FRS Order from DAY to IOC, Citi-ONE will (a) re-evaluate and update the Assigned Limit Price of the order as may be necessary, (b) scan the book for available contra-side interest, treating the order as a liquidity-taking order, and (c) match or cancel the order.

An FRS Order must include each of the following key order attributes or it will not be accepted: order type, order capacity, participant, side, symbol, quantity, and price (limit price) (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). Any FIX tag not supported by Citi-ONE, as per the Citi-ONE FIX specification, will be ignored. An FRS Order will be rejected or cancelled for various reasons including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including FRS Orders, will be cancelled on disconnect ("COD").

COs, including Firm-up Orders, will be rejected or cancelled for various reasons, including but not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including COs and their Firm-up Orders, will be COD.

An MOC Order will be rejected or cancelled if: it is submitted after the MOC Cut-off Time; it contains incomplete order instructions; it contains an invalid instruction or parameter (e.g., missing side, capacity); it is marked short or short exempt; it is for a symbol that is halted or paused; it includes a TIF other than On Close; or it contains a conditional tag. All orders, including MOC Orders, will be COD. If the disconnect occurs at or after the designated match time for MOC Orders (one second after the MOC Cut-off Time), COD will not apply, even if the Participant has not yet received notice of the execution.

The reasons why TCCOs may be rejected or cancelled are set forth primarily in Part III, Item 9, and include but are not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including TCCOs and their Firm-up Orders, will be COD.

The Citi-ONE FIX specification, which applies to all Participants' orders and is provided at onboarding, details all cancel and reject reasons for orders.

In addition, Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

viii. The order types and attributes noted above are all available on FIX version 4.2 which is the only protocol supported by Citi-ONE.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Part III

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to CGMI's direction and oversight.

Citi-ONE operates three trading sessions - the RTS for FRS Orders and COs; the MOCS for MOC Orders for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers (see Part III, Item 17); and the Trajectory Cross Session.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation, (ii) not restricted from trading by CGMI, (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes, and (iv) not Berkshire Hathaway Inc. Class A (BRK.A). Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of the RTS and the Trajectory Cross Session is a limit order matching book, and the MOCS is a crossing system, all operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order

would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size | Time. MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.

TCCOs are messages indicating trading interest to participate in the Trajectory Cross Session on Citi-ONE and are not subject to auto-execution. TCCOs are prioritized by Broker | Match Marketability | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Additional detail about handling of TCCOs, including their associated Firm-up Orders, is included in Part III, Item 9 and Item 11.

Orders from CGMI Business Units may have a capacity of either principal or agency, as outlined in Part II, Item 1; orders from CGMI Affiliates have a capacity of agency, as outlined in Part II, Item 2; orders from Indirect Subscribers have a capacity of agency; and orders from Direct Subscribers may have a capacity of either principal or agency. Principal orders of a given Participant are not permitted to match with other principal orders of that Participant, except that principal orders of CGMI Business Units are permitted to match with other principal orders of CGMI Business Units.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer. Not applicable to MOC Orders.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders

with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Match Marketability - Only applies to TCCOs. Match Marketability means the difference between the limit price on the TCCO and the current midpoint price of NBBO, times the order quantity on the TCCO. A TCCO with a larger Match Marketability will have higher priority.

(f) CGMI Capacity - In a scenario where there are two resting orders from CGMI on the same side of the market (i.e., both buy orders or both sell orders) - the first a principal order on behalf of a CGMI Business Unit and the second a CGMI agency order (representing an Indirect Subscriber or Affiliate order) - that otherwise have the same prioritization (e.g., for FRS Orders: Order Class, Price, Broker, and Inclusion Level), and a CGMI principal order on the opposite side of the market comes into the ATS, the CGMI agency order will be prioritized over the CGMI principal order, regardless of the time of order entry (assuming any other relevant order attributes, such as minimum executable quantity, align). If there is no potential for a CGMI principal order to match against another CGMI principal order, this level of prioritization does not apply.

(g) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size, then time.

(~~g~~h) Time - Applies to FRS Orders, COs, ~~and~~ TCCOs, and MOC Orders. If all previous matching priority parameters are equal, the order that is first to arrive will match with a resting order. The time of receipt by Citi-ONE is reflected by a timestamp on such order ("Receipt Time"). Any change to the order will reset the Receipt Time, except where such change is (i) a decrease in quantity, (ii) a short sale change (e.g., changing a short sell order to a long sell order or changing a long sell order to a short sell order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

~~(h) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.~~

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI. See Part II, Item 3 and Part III, Item 14.

Internal Only - When the Internal Only instruction is applied to an order, that order will be eligible to match only with contra-side orders from the same sender. Direct Subscribers and CGMI (on behalf of Indirect Subscribers, CGMI Business Units, and CGMI Affiliates) can apply Internal Only on an order-by-order basis, and at two different Levels, as defined in Part III, Item 14. By default, CGMI will consider all orders from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates as eligible for Internal Only at Level 2, which means such orders will be eligible to interact only with contra-side orders sent to the ATS from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. An Indirect Subscriber can contact Client Coverage to request that CGMI not treat its orders as eligible for Internal Only at Level 2 or to have Internal Only set at Level 1. See Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match (other than MOC Orders that execute at the closing price and TCCOs that execute at the VWAP) will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO except for TCCO executions at the VWAP, as described in Part III, Item 9, and MOC Order executions at the exchange-issued closing price, as described in Part III, Item 17. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS and Trajectory Cross Session by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify an approved FINRA- or Nasdaq-registered broker-dealer as having provided the locate. Citi will maintain a list of approved broker-dealers, and Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) or their Client Coverage personnel to have a broker-dealer added to the list. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS and Trajectory Cross Session, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed (though matched TCCOs may continue to execute if a stock enters a locked or crossed state during the matched duration, as described in Part III, Item 9).

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential

errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Senior Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Senior Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Senior Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

As described in 11(c) above, principal orders of CGMI Business Units are permitted to match with other principal orders of CGMI Business Units, while principal orders of any other Participant are not permitted to match with other principal orders of that Participant.

Part III

Item 17: Closing

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?

Yes☒ No☐

If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.

MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers. An MOC Order must include each of the following key order attributes or it will not be accepted: participant, side, symbol, capacity, quantity, TIF of "at the close," and order type of Market (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). MOC Orders are prioritized for matching by CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size | Time, as opposed to the prioritization of FRS Orders and COs in the RTS (as described in Part III, Items 7 and 11) or TCCOs in the Trajectory Cross Session. MOC Orders will only match with other MOC Orders that reside on Citi-ONE at the MOC Cut-off Time, as defined in Part III, Item 4. Any matched quantity of an MOC Order cannot be cancelled by the Participant. Once the closing price of an NMS Stock at its corresponding primary listing exchange is determined, Citi-ONE-matched MOC Orders will be priced at the primary listing exchange's closing price. At times the initial closing price published by the primary listing exchange may be cancelled and/or restated per the exchange's procedures/instructions. If no closing price is provided by the primary listing exchange, MOC Orders will not be executed and will be cancelled back to Participants. If a closing price is announced but taken down by the primary listing exchange without being replaced, any executions of matched MOC Orders will be cancelled. If a closing price is restated before Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions to reflect the restated price. To the extent the primary listing exchange cancels and/or restates the closing price after Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions on a T+1 basis, which may include cancelling Participants' execution prices if the primary listing exchange's closing price is cancelled with no replacement, or cancelling and restating Participants' execution prices if the primary listing exchange provides a restated MOC price.

b. Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.